Exhibit 99.1

Tims China Announces Fourth Quarter and Full Year 2025 Financial Results

System Sales Increased 4.0% Year-over-Year to RMB359.4 Million

17 Net New Store Openings During the Fourth Quarter,

1,047 System-Wide Stores at Year-End 2025

31.0 Million Registered Loyalty Club Members at Year-End,

Representing 29.0% Year-over-Year Growth

SHANGHAI and NEW YORK, April 14, 2026 (GLOBE NEWSWIRE) -- TH International Limited (Nasdaq: THCH), the exclusive operator of Tim Hortons coffee shops in China (“Tims China” or the “Company”) today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

FOURTH QUARTER 2025 HIGHLIGHTS

●	Total revenues of RMB308.5 million (USD44.1 million), representing a 7.3% decrease from the same quarter of 2024.

●	System sales[1] of RMB359.4 million (USD51.4 million), representing a 4.0% increase from the same quarter of 2024.

●	Net new store openings totaled 17 (a net openings of 40 made-to-order (“MTO”) stores and a net closure of 23 non-MTO stores, of which 13 were Tims Express stores).

●	Company owned and operated store contribution[2], previously reported as adjusted store EBITDA, was RMB9.2 million (USD1.3 million), compared to RMB13.0 million in the same quarter of 2024.

●	Company owned and operated store contribution margin[3], previously reported as adjusted store EBITDA margin, was 3.7%, compared to 4.8% in the same quarter of 2024.

FULL YEAR 2025 HIGHLIGHTS

●	Total revenues were RMB1,316.2 million (USD188.2 million), representing a 5.4% decrease from 2024.

●	Net new store openings totaled 25 (a net openings of 138 made-to-order (“MTO”) stores and a net closure of 113 non-MTO stores, of which 64 were Tims Express stores).

●	Registered loyalty club members totaled 31.0 million members as of December 31, 2025, representing a 29.0% growth from 2024.

[1]	System sales is calculated as the gross merchandise value of sales generated from both company owned and operated stores and franchised stores.
[2]	Company owned and operated store contribution, is calculated as fully burdened gross profit[4] of company owned and operated stores excluding depreciation & amortization.
[3]	Company owned and operated store contribution margin, is calculated as company owned and operated store contribution as a percentage of revenues from company owned and operated stores.
[4]	Fully burdened gross profit of company owned and operated stores, the most directly comparable GAAP measure to company owned and operated store contribution, was a loss of RMB17.0 million (USD2.4 million) for the three months ended December 31, 2025, compared to a loss of RMB23.1 million in the same quarter of 2024.

COMPANY MANAGEMENT STATEMENT

Mr. Yongchen Lu, CEO & Director of Tims China, stated, “In the fourth quarter, we achieved positive net new store openings and continued our strong momentum in system sales, achieving a 4.0% year-over-year growth. 2025 marked a critical transition year for the Company. We further solidified our differentiated strategic positioning in ’Coffee + Freshly Prepared Food,’ completed made-to-order renovations at almost all system-wide stores, surpassed 31 million registered loyalty club members, and received over 10,000 individual sub-franchisee applications by year-end. In the meantime, our sub-franchise businesses maintained steady contribution to cash flows and profitability. Profits from other revenues achieved a year-over-year growth of 55.7% in 2025.”

Mr. Dong (Albert) Li, CFO of Tims China, commented, “Amidst macroeconomic volatility and intensive market competition, our team demonstrated strong resilience and achieved profitability improvements through enhanced operational efficiencies, supply chain optimizations, and rigorous cost controls. In 2025, our full-year adjusted corporate EBITDA margin improved by 1.0 percentage point year-over-year. Specifically, for the full year of 2025, food and packaging costs, labor costs, other store operating expenses (each as a percentage of revenues from company owned and operated stores), and adjusted general and administrative expenses as a percentage of total revenues decreased by 1.4 percentage points, 0.8 percentage points, 0.1 percentage points, and 0.7 percentage points, respectively.”

FOURTH QUARTER 2025 FINANCIAL RESULTS

Total revenues were RMB308.5 million (USD44.1 million) for the three months ended December 31, 2025, representing a decrease of 7.3% from RMB332.6 million in the same quarter of 2024. Total revenues comprise:

●	Revenues from Company owned and operated stores were RMB248.7 million (USD35.6 million) for the three months ended December 31, 2025, representing a decrease of 8.0% from RMB270.2 million in the same quarter of 2024. The decrease was primarily attributable to closures of certain underperforming stores and a 1.4% decline in same-store sales growth for company owned and operated stores in the fourth quarter of 2025. The decrease was also attributable to an 8.4% year-over-year decrease in average ticket size, partially offset by a 3.0% increase in the number of orders from 9.5 million in the fourth quarter of 2024 to 9.8 million in the same quarter of 2025.

●	Other revenues were RMB59.8 million (USD8.6 million) for the three months ended December 31, 2025, representing a decrease of 4.3% from RMB62.5 million in the same quarter of 2024. The decrease was primarily due to less franchised stores were opened in the fourth quarter of 2025 compared to that in the same quarter of 2024.

Company owned and operated store costs and expenses were RMB257.3 million (USD36.8 million) for the three months ended December 31, 2025, representing a decrease of 9.4% from RMB283.9 million in the same quarter of 2024. Company owned and operated store costs and expenses comprise:

●	Food and packaging costs were RMB73.1 million (USD10.5 million) for the three months ended December 31, 2025, representing a decrease of 13.8% from RMB84.8 million in the same quarter of 2024, which was in line with the revenue trend. As we continued to benefit from higher efficiencies in supply chains and cost reduction on raw materials, logistic and warehousing expenses, food and packaging costs as a percentage of revenues from company owned and operated stores decreased by 2.0 percentage points from 31.4% in the fourth quarter of 2024 to 29.4% in the same quarter of 2025.

●	Rental and property management fees were RMB52.6 million (USD7.5 million) for the three months ended December 31, 2025, representing a decrease of 7.4% from RMB56.9 million in the same quarter of 2024, which was in line with the revenue trend as the number of our company-owned and operated stores decreased from 576 as of December 31, 2024 to 562 as of December 31, 2025. Rental and property management fees as a percentage of revenues from company owned and operated stores increased slightly by 0.2 percentage points from 21.0% in the fourth quarter of 2024 to 21.2% in the same quarter of 2025.

●	Payroll and employee benefits expenses were RMB50.6 million (USD7.2 million) for the three months ended December 31, 2025, representing a decrease of 7.9% from RMB54.9 million in the same quarter of 2024, which was in line with the revenue trend. Payroll and employee benefits expenses as a percentage of revenues from company owned and operated stores remained stable at 20.3% in both the fourth quarter of 2024 and 2025.

●	Delivery costs were RMB33.0 million (USD4.7 million) for the three months ended December 31, 2025, representing an increase of 15.5% from RMB28.6 million in the same quarter of 2024, which was in line with the 29.2% increase in delivery orders from 4.8 million in the fourth quarter of 2024 to 6.2 million in the same quarter of 2025. Delivery costs as a percentage of revenues from company owned and operated stores increased by 2.7 percentage points to 13.3% in the fourth quarter of 2025, compared to 10.6% in the same quarter of 2024, which was primarily due to delivery revenue as a percentage of revenues from company owned and operated stores increased from 51.8% in Q4 2024 to 65.6% in Q4 2025.

●	Other operating expenses were RMB21.7 million (USD3.1 million) for the three months ended December 31, 2025, representing a decrease of 4.4% from RMB22.7 million in the same quarter of 2024, which was in line with the revenue trend. Other operating expenses as a percentage of revenues from company owned and operated stores increased by 0.3 percentage points to 8.7% in the fourth quarter of 2025, compared to 8.4% in the same quarter of 2024.

●	Store depreciation and amortization expenses were RMB26.2 million (USD3.7 million) for the three months ended December 31, 2025, representing a decrease of 27.3% from RMB36.1 million in the same quarter of 2024, which was primarily due to impairment on property and equipment in relation to company owned and operated store closures and the reduced capital expenditures per store as a result of our initiatives to improve store unit economics. Store depreciation and amortization as a percentage of revenues from company owned and operated stores decreased by 2.9 percentage points to 10.5% in the fourth quarter of 2025, compared to 13.4% in the same quarter of 2024.

Costs of other revenues were RMB41.5 million (USD5.9 million) for the three months ended December 31, 2025, representing a decrease of 14.4% from RMB48.5 million in the same quarter of 2024, which was in line with the revenue trend. Costs of other revenues as a percentage of other revenues decreased by 8.3 percentage points from 77.7% in the fourth quarter of 2024 to 69.4% in the same quarter of 2025 due to higher margin we generated from franchise business during the fourth quarter of 2025.

Marketing expenses were RMB16.3 million (USD2.3 million) for the three months ended December 31, 2025, representing an increase of 18.4% from RMB13.8 million in the same quarter of 2024, as we expanded our branding initiatives and promotional offers. Accordingly, marketing expenses as a percentage of total revenues increased by 1.2 percentage points from 4.1% in the fourth quarter of 2024 to 5.3% in the same quarter of 2025.

General and administrative expenses were RMB63.0 million (USD9.0 million) for the three months ended December 31, 2025, representing a decrease of 17.4% from RMB76.3 million in the same quarter of 2024, which was primarily due to a RMB9.7 million (USD1.4 million) decrease in credit loss of account receivables. As a result of the foregoing, adjusted general and administrative expenses, which excludes: (i) share-based compensation expenses of RMB0.4 million (USD0.1 million), (ii) professional fees related to financing programs of RMB15.2 million (USD2.2 million); and (iii) reversal of impairment losses of rental deposits of RMB1.2 million (USD0.2 million), were RMB48.6 million (USD7.0 million), representing a decrease of 36.9% from RMB77.1 million in the same quarter of 2024. Adjusted general and administrative expenses as a percentage of total revenues decreased by 7.4 percentage points from 23.2% in the fourth quarter of 2024 to 15.8% in the same quarter of 2025. For more information on the Company’s non-GAAP financial measures, please see “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

Franchise and royalty expenses were RMB15.4 million (USD2.2 million) for the three months ended December 31, 2025, representing an increase of 10.3% from RMB14.0 million in the same quarter of 2024, which was primarily due to an increase in the number of systemwide stores from 1,022 as of December 31, 2024 to 1,047 as of December 31, 2025 and a higher royalty rate applicable. Accordingly, franchise and royalty expenses as a percentage of total revenues increased by 0.8 percentage points, from 4.2% in the fourth quarter of 2024 to 5.0% in the same quarter of 2025.

Impairment losses of long-lived assets were RMB31.2 million (USD4.5 million) for the three months ended December 31, 2025, compared to RMB15.9 million in the same quarter of 2024, which was primarily due to an increase in the number of planned closures of underperforming company owned and operated stores.

As a result of the foregoing, operating loss was RMB118.6 million (USD17.0 million) for the three months ended December 31, 2025, compared to RMB117.2 million in the same quarter of 2024.

Adjusted Corporate EBITDA was a loss of RMB35.4 million (USD5.1 million) for the three months ended December 31, 2025, compared to a loss of RMB49.4 million in the same quarter of 2024. Adjusted Corporate EBITDA margin was negative 11.6% in the fourth quarter of 2025, compared to negative 14.9% in the same quarter of 2024.

Net loss from continuing operations was RMB227.2 million (USD32.5 million) for the three months ended December 31, 2025, compared to RMB138.9 million for the same quarter of 2024. Adjusted net loss was RMB75.7 million (USD10.8 million) for the three months ended December 31, 2025, compared to RMB98.0 million for the same quarter of 2024. Adjusted net loss margin was negative 24.7% in the fourth quarter of 2025, compared to negative 29.5% in the same quarter of 2024.

Net loss was RMB227.2 million (USD32.5 million) for the three months ended December 31, 2025, compared to RMB132.4 million for the same quarter of 2024.

Basic and diluted loss per ordinary share was RMB7.01 (USD1.00) in the fourth quarter of 2025, compared to RMB4.05 in the same quarter of 2024. Adjusted basic and diluted net loss per ordinary share was RMB2.36 (USD0.34) in the fourth quarter of 2025, compared to RMB2.99 in the same quarter of 2024.

Liquidity

As of December 31, 2025, the Company’s total cash and cash equivalents, restricted cash and time deposits were RMB129.7 million (USD18.5 million), compared to RMB184.2 million as of December 31, 2024. The change was primarily attributable to cash disbursements on the back of the expansion of our business, partially offset by the draw-down of additional bank borrowings.

KEY OPERATING DATA

Tims only	For the three months ended or as of
	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
(Exclude the discontinued business)	2024	2024	2025	2025	2025	2025

Total stores	946	1,022	1,024	1,015	1,030	1,047
Company owned and operated stores	564	576	569	566	551	562
Franchised stores	382	446	455	449	479	485
Made to order (MTO) stores	485	632	652	692	730	770
Non-MTO stores	461	390	372	323	300	277
Same-store sales growth for system-wide stores	-21.7%	-13.3%	-7.8%	-4.8%	1.3%	-2.4%
Same-store sales growth for company owned and operated stores	-20.7%	-12.3%	-6.5%	-3.6%	3.3%	-1.4%
Registered loyalty club members (in thousands)	22,815	24,045	25,150	26,192	27,900	31,021
Company owned and operated store contribution (Renminbi in thousands)	39,922	12,973	17,154	27,176	21,786	9,164
Company owned and operated store contribution margin	13.3%	4.8%	6.7%	9.6%	7.7%	3.7%

KEY DEFINITIONS

●	Same-store sales growth. The percentage change in the sales of stores that have been operating for 12 months or longer during a certain period compared to the same period from the prior year. The same-store sales growth for any period of more than a month equals to the arithmetic average of the same-store sales growth of each month covered in the period. If a store was closed for seven days or more during any given month, its sales during that month and the same month in the comparison period are excluded for purposes of measuring same-store sales growth.

●	Net new store openings. The gross number of new stores opened during the period minus the number of stores permanently closed during the period.

●	System sales. Gross merchandise value of sales generated from both company owned and operated stores and franchised stores.

●	Company owned and operated store contribution (previously reported as adjusted store EBITDA). Calculated as fully burdened gross profit of company owned and operated stores excluding depreciation and amortization.

●	Company owned and operated store contribution margin (previously reported as adjusted store EBITDA margin). Calculated as company owned and operated store contribution as a percentage of revenues from company owned and operated stores.

●	Adjusted general and administrative expenses. Calculated as general and administrative expenses excluding share-based compensation expenses, expenses related to the issuance of certain ordinary shares to CF Principal Investments LLC in November 2022 (the “Commitment Shares”), offering costs related to the ESA (the “ESA Offering Costs”), expenses related to 200,000 of our ordinary shares that may be purchased from our controlling shareholder by a holder of our convertible notes at its option pursuant to the terms of an Option Agreement dated September 28, 2022 (the “Option Shares”), professional fees related to warrant exchange and other financing programs, and impairment losses of rental deposits.

●	Adjusted corporate EBITDA. Calculated as operating loss for continuing operations excluding certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, professional fees related to warrant exchange and other financing programs, and impairment losses of rental deposits.

●	Adjusted corporate EBITDA margin. Calculated as adjusted corporate EBITDA as a percentage of total revenues.

●	Adjusted net loss. Calculated as net loss for continuing operations excluding share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, professional fees related to warrant exchange and other financing programs, impairment losses of rental deposits, changes in fair value of convertible notes, changes in fair value of warrant liabilities, changes in fair value of ESA derivative liabilities, loss of the debt extinguishment and gain on disposal of Popeyes business.

●	Adjusted net loss margin. Calculated as adjusted net loss as a percentage of total revenues.

●	Adjusted basic and diluted net loss per ordinary share. Calculated as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary shares.

RECENT BUSINESS DEVELOPMENTS

To celebrate the dual anniversaries with its over 31 million registered loyalty club members, Tims China partnered with Air Canada to launch a special “Maple Journey” campaign in February 2026, offering four round-trip tickets between Shanghai and a city of choice in Canada. This exclusive promotion serves as a heartfelt thank-you to Chinese consumers for their support over the past seven years, connecting Shanghai and Canada through both coffee and travel. Tims China’s connection with travel extends beyond this partnership. In recent years, the brand has expanded into key transportation hubs, including airports, high-speed rail stations, and highway service areas, bringing Tims stores to major transit points. Whether in the air or on the move across cities, travelers can enjoy a delicious and trusted Tims experience.

USE OF NON-GAAP FINANCIAL MEASURES

The Company uses non-GAAP financial measures, namely company owned and operated store contribution, company owned and operated store contribution margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) company owned and operated store contribution as fully burdened gross profit of company owned and operated stores excluding depreciation and amortization; (ii) company owned and operated store contribution margin as company owned and operated store contribution as a percentage of revenues from company owned and operated stores; (iii) adjusted general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, professional fees related to warrant exchange and other financing programs, and impairment losses of rental deposits; (iv) adjusted corporate EBITDA as operating loss for continuing operations excluding certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, professional fees related to warrant exchange and other financing programs, and impairment losses of rental deposits; (v) adjusted corporate EBITDA margin as adjusted corporate EBITDA as a percentage of total revenues; (vi) adjusted net loss as net loss for continuing operations excluding share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, professional fees related to warrant exchange and other financing programs, impairment losses of rental deposits, changes in fair value of convertible notes, changes in fair value of warrant liabilities, changes in fair value of ESA derivative liabilities, loss of the debt extinguishment and gain on disposal of Popeyes business; (vii) adjusted net loss margin as adjusted net loss as a percentage of total revenues; and (viii) adjusted basic and diluted net loss per ordinary share as adjusted net loss for continuing operations attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary share. The Company believes company owned and operated store contribution, company owned and operated store contribution margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9931 to USD1.00, the exchange rate in effect on December 31, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any rate or at all.

CONFERENCE CALL

The Company will hold a conference call today, on Tuesday, April 14, 2026, at 8:00 am Eastern Time (on Tuesday, April 14, 2026, at 8:00 pm Beijing Time) to discuss the financial results.

Participants are strongly encouraged to pre-register for the conference call, by using the weblink provided below.

https://register-conf.media-server.com/register/BIa8caf52166d74ea2961e15361ea8e13f

Participants may also view the live webcast by registering through below weblink:

https://edge.media-server.com/mmc/p/ro58awqs

The webcast features a ’Submit Your Question’ tab at the top, where you will have the opportunity to submit your questions before and during the call.

A live and archived webcast of the conference call will also be available at the Company’s Investor Relations website at https://ir.timschina.com under “Events and Presentations”.

FORWARD-LOOKING STATEMENTS

Certain statements in this earnings release may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, such as the Company’s ability to further grow its business and store network, optimize its cost structure, improve its operational efficiency, and achieve profitable growth. Forward-looking statements are statements that are not historical facts and generally relate to future events or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including, but not limited to, general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, and other filings it makes with the Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information. Accordingly, you should not place undue reliance upon these preliminary estimates. The preliminary unaudited financial information included in this press release has been prepared by, and is the responsibility of, the Company’s management. The Company’s auditor has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to such preliminary financial data. Accordingly, the Company’s auditor does not express an opinion or any other form of assurance with respect thereto. Upon completion of the year-end audit, the Company’s audited financial results may differ materially from its preliminary estimates.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisees of Tim Hortons coffee shops in mainland China, Hong Kong and Macau. Tims China was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International (TSX: QSR) (NYSE: QSR).

The Company’s philosophy is rooted in world-class execution and data-driven decision making and centered around true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit https://www.timschina.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations

IR@timschina.com

Public and Media Relations

Patty Yu

Patty.Yu@timschina.com

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	152,368	121,795	17,416
Restricted Cash	31,869	7,916	1,132
Amount due from related parties	5,858	195	28
Accounts receivable, net	30,526	17,692	2,530
Inventories	37,578	36,793	5,261
Prepaid expenses and other current assets	158,882	142,235	20,340
Total current assets	417,081	326,626	46,707

Non-current assets:
Property and equipment, net	502,159	332,070	47,485
Intangible assets, net	97,019	81,014	11,585
Operating lease right-of-use assets	493,308	348,916	49,894
Other non-current assets	53,967	88,051	12,592
Total non-current assets	1,146,453	850,051	121,556
Total assets	1,563,534	1,176,677	168,263

LIABILITIES AND SHAREHOLDERS’EQUITY
Current liabilities:
Bank borrowings, current	381,263	395,088	56,497
Accounts payable	223,838	199,152	28,478
Contract liabilities	39,678	37,197	5,319
Amount due to related parties	48,117	17,414	2,490
Convertible notes, at fair value	473,716	-	-
Operating lease liabilities	178,115	180,806	25,855
Other current liabilities	191,205	172,605	24,683
Total current liabilities	1,535,932	1,002,262	143,322

Non-current liabilities:
Convertible notes, at fair value	464,847	1,152,723	164,837
Contract liabilities	8,022	10,133	1,449
Operating lease liabilities	380,075	240,282	34,360
Other non-current liabilities	7,673	7,712	1,103
Total non-current liabilities	860,617	1,410,850	201,749
Total liabilities	2,396,549	2,413,112	345,071

Shareholders’ equity:
Ordinary shares	10	10	1
Additional paid-in capital	1,818,421	1,821,605	260,486
Accumulated losses	(2,668,505)	(3,102,994)	(443,722)
Accumulated other comprehensive income	9,185	38,393	5,490
Treasury shares	-	-	-
Total deficit attributable to shareholders of the Company	(840,889)	(1,242,986)	(177,745)
Non-controlling interests	7,874	6,551	937
Total shareholders’ deficit	(833,015)	(1,236,435)	(176,808)

Commitments and Contingencies	-	-	-

Total liabilities and shareholders’ deficit	1,563,534	1,176,677	168,263

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Company owned and operated stores	270,152	248,654	35,557	1,188,293	1,068,169	152,747
Other revenues	62,473	59,806	8,552	202,865	248,027	35,467
Total revenues	332,625	308,460	44,109	1,391,158	1,316,196	188,214

Costs and expenses, net:
Company owned and operated stores
Food and packaging	84,797	73,131	10,458	374,086	321,948	46,038
Rental and property management fee	56,854	52,633	7,526	241,425	220,885	31,586
Payroll and employee benefits	54,880	50,563	7,230	231,542	199,342	28,506
Delivery costs	28,584	33,027	4,723	119,171	130,649	18,682
Other operating expenses	22,745	21,733	3,108	95,036	84,317	12,057
Store depreciation and amortization	36,074	26,213	3,748	129,614	107,930	15,434
Company owned and operated store costs and expenses	283,934	257,300	36,793	1,190,874	1,065,071	152,303

Costs of other revenues	48,532	41,531	5,939	153,612	171,326	24,499
Marketing expenses	13,764	16,298	2,331	64,849	63,457	9,074
General and administrative expenses	76,321	63,034	9,014	210,323	204,341	29,222
Franchise and royalty expenses	13,952	15,388	2,200	57,761	62,736	8,971
Other operating costs and expenses	315	1,950	279	10,794	3,283	469
Loss on disposal of property and equipment	431	1,213	173	4,147	6,470	925
Impairment losses of long-lived assets	15,901	31,232	4,466	56,287	60,320	8,626
Other income	3,338	869	124	8,408	3,455	494
Total costs and expenses, net	449,812	427,077	61,071	1,740,239	1,633,549	233,595

Operating loss	(117,187)	(118,617)	(16,962)	(349,081)	(317,353)	(45,381)

Interest income	982	648	93	3,203	3,528	504
Interest expenses	(3,706)	(4,017)	(574)	(22,448)	(16,679)	(2,385)
Foreign currency transaction gain/(loss)	(933)	(627)	(91)	3,484	(1,120)	(159)
Loss of the debt extinguishment	-	(73,078)	(10,450)	(10,657)	(73,078)	(10,450)
Changes in fair value of Deferred Contingent consideration	-	-	-	(16,941)	-	-
Changes in fair value of convertible notes	(17,413)	(31,493)	(4,503)	(65,874)	(30,627)	(4,380)

Loss from continuing operations before income taxes	(138,257)	(227,184)	(32,487)	(458,314)	(435,329)	(62,251)
Income tax expenses	(616)	-	-	(2,115)	(484)	(69)
Net loss from continuing operations	(138,873)	(227,184)	(32,487)	(460,429)	(435,813)	(62,320)

Discontinued operations:
Income from discontinued operations before income taxes（including gain on disposal of Popeyes business RMB66,203 thousand in 2024) before income taxes	6,485	-	-	51,444	-	-
Income tax expenses	-	-	-	-	-	-
Net income from discontinued operations	6,485	-	-	51,444	-	-

Net loss	(132,388)	(227,184)	(32,487)	(408,985)	(435,813)	(62,320)

Less: Net income/(loss) attributable to non-controlling interests	(830)	936	134	3,096	(1,323)	(189)
Net income/(loss) attributable to shareholders of the Company
-from continuing operations	(138,043)	(228,120)	(32,621)	(463,525)	(434,490)	(62,131)
-from discontinued operations	6,485	-	-	51,444	-	-
Basic and diluted loss per Ordinary Share	(4.05)	(7.01)	(1.00)	(12.70)	(13.36)	(1.91)

Net loss	(132,388)	(227,184)	(32,487)	(408,985)	(435,813)	(62,320)

Other comprehensive income/(loss)
Amounts reclassified from accumulated other comprehensive income	-	5,851	837	-	5,851	837
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes	(1,282)	4,544	650	(1,495)	2,005	287
Foreign currency translation adjustment, net of nil income taxes	(16,577)	11,771	1,683	(10,812)	21,354	3,053

Total comprehensive loss	(150,247)	(205,018)	(29,317)	(421,292)	(406,603)	(58,143)

Less: Comprehensive income/(loss) attributable to non-controlling interests	(830)	936	134	3,096	(1,323)	(189)
Comprehensive loss attributable to shareholders of the Company	(149,417)	(205,954)	(29,451)	(424,388)	(405,280)	(57,954)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by/(used in) operating activities	(31,629)	(9,600)	(1,373)	(39,667)	(12,707)	(1,817)
Net cash used in investing activities	13,222	4,142	592	(8,037)	(62,833)	(8,985)
Net cash provided by/(used in) financing activities	9,800	(25,085)	(3,587)	26,004	21,702	3,103
Effect of foreign currency exchange rate changes on cash	(3,890)	925	132	2,350	(688)	(99)
Net decrease in cash	(12,497)	(29,618)	(4,236)	(19,350)	(54,526)	(7,798)
Cash and cash equivalents and restricted cash, at beginning of the period	196,734	159,329	22,784	203,587	184,237	26,346
Cash and cash equivalents and restricted cash, at end of the period	184,237	129,711	18,548	184,237	129,711	18,548

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

A. Company owned and operated store contribution

	For the three months ended December 31,					For the year ended December 31,
	2024		2025			2024		2025
	RMB	% of Revenues - company owned and operated stores	RMB	US$	% of Revenues - company owned and operated stores	RMB	% of Revenues - company owned and operated stores	RMB	US$	% of Revenues - company owned and operated stores
Revenues - company owned and operated stores	270,152	100.0	248,654	35,557	100.0	1,188,293	100.0	1,068,169	152,747	100.0
Food and packaging costs - company owned and operated stores	(84,797)	(31.4)	(73,131)	(10,458)	(29.4)	(374,086)	(31.5)	(321,948)	(46,038)	(30.1)
Rental expenses - company owned and operated stores	(56,854)	(21.0)	(52,633)	(7,526)	(21.2)	(241,425)	(20.3)	(220,885)	(31,586)	(20.7)
Payroll and employee benefits - company owned and operated stores	(54,880)	(20.3)	(50,563)	(7,230)	(20.3)	(231,542)	(19.5)	(199,342)	(28,506)	(18.7)
Delivery costs - company owned and operated stores	(28,584)	(10.6)	(33,027)	(4,723)	(13.3)	(119,171)	(10.0)	(130,649)	(18,682)	(12.2)
Other operating expenses - company owned and operated stores	(22,745)	(8.4)	(21,733)	(3,108)	(8.7)	(95,036)	(8.0)	(84,317)	(12,057)	(7.9)
Store depreciation and amortization	(36,074)	(13.4)	(26,213)	(3,748)	(10.5)	(129,614)	(10.9)	(107,930)	(15,434)	(10.1)
Franchise and royalty expenses - company owned and operated stores	(9,319)	(3.5)	(8,403)	(1,202)	(3.5)	(39,420)	(3.3)	(35,748)	(5,112)	(3.4)
Fully-burdened gross (loss) profit - company owned and operated stores	(23,101)	(8.6)	(17,049)	(2,438)	(6.9)	(42,001)	(3.5)	(32,650)	(4,668)	(3.1)
Store depreciation and amortization	36,074	13.4	26,213	3,748	10.6	129,614	10.9	107,930	15,434	10.1

Company owned and operated store contribution	12,973	4.8	9,164	1,310	3.7	87,613	7.4	75,280	10,766	7.0
Company owned and operated store contribution margin	4.8%	4.8%	3.7%	3.7%	3.7%	7.4%	7.4%	7.0%	7.0%	7.0%

B. Adjusted general and administrative expenses

	For the three months ended December 31,					For the year ended December 31,
	2024		2025			2024		2025
	RMB	% of Total Revenues	RMB	US$	% of Total Revenues	RMB	% of Total Revenues	RMB	US$	% of Total Revenues
General and administrative expenses from continuing operations	(76,321)	(23.0)	(63,034)	(9,014)	(20.4)	(210,323)	(15.2)	(204,341)	(29,222)	(15.5)
Adjusted for:
Share-based compensation expenses	(741)	(0.2)	436	62	0.1	519	-	2,827	404	0.2
Professional fees related to financing programs	-	-	15,232	2,178	4.9	10,464	0.8	16,239	2,322	1.2
Impairment losses of rental deposits	-	-	(1,235)	(177)	(0.4)	2,457	0.2	7,615	1,089	0.6
Adjusted General and administrative expenses	(77,062)	(23.2)	(48,601)	(6,951)	(15.8)	(196,883)	(14.2)	(177,660)	(25,407)	(13.5)

C. Adjusted corporate EBITDA and adjusted corporate EBITDA margin

	For the three months ended December 31,					For the year ended December 31,
	2024		2025			2024		2025
	RMB	% of Total Revenues	RMB	US$	% of Total Revenues	RMB	% of Total Revenues	RMB	US$	% of Total Revenues
Operating loss from continuing operations	(117,187)	(35.3)	(118,617)	(16,962)	(38.5)	(349,081)	(25.1)	(317,353)	(45,381)	(24.1)
Adjusted for:
Depreciation and amortization	44,243	13.3	36,341	5,197	11.8	167,721	12.1	146,412	20,937	11.1
Share-based compensation expenses	(741)	(0.2)	438	63	0.1	519	0.0	2,829	405	0.2
Impairment losses of rental deposits	-	0.0	(1,235)	(177)	(0.4)	2,457	0.2	7,615	1,089	0.6
One-off expense of store closure	7,909	2.4	-	-	0.0	11,090	0.8	-	-	0.0
Professional fees related to financing programs	-	0.0	15,232	2,178	4.9	10,464	0.8	16,239	2,322	1.2
Impairment losses of long-lived assets	15,901	4.8	31,232	4,466	10.1	56,287	4.0	60,320	8,626	4.6
Loss on disposal of property and equipment	431	0.1	1,213	173	0.4	4,147	0.3	6,470	925	0.5
Adjusted Corporate EBITDA	(49,444)	(14.9)	(35,396)	(5,062)	(11.6)	(96,396)	(6.9)	(77,468)	(11,077)	(5.9)

D. Adjusted net loss and adjusted net loss margin

	For the three months ended December 31,					For the year ended December 31,
	2024		2025			2024		2025
	RMB	% of Total Revenues	RMB	US$	% of Total Revenues	RMB	% of Total Revenues	RMB	US$	% of Total Revenues
Net loss from continuing operations	(138,873)	(41.8)	(227,184)	(32,487)	(73.7)	(460,429)	(33.1)	(435,813)	(62,320)	(33.1)

Adjusted for:
Share-based compensation expenses	(741)	(0.2)	438	63	0.1	519	-	2,829	405	0.2
Professional fees related to financing programs	-	-	15,232	2,178	4.9	10,464	0.8	16,239	2,322	1.2
Impairment losses of long-lived assets	15,901	4.8	31,232	4,466	10.1	56,287	4.0	60,320	8,626	4.6
Impairment losses of rental deposits	-	-	(1,235)	(177)	(0.4)	2,457	0.2	7,615	1,089	0.6
One-off expense of store closure	7,909	2.4	-	-	-	11,090	0.8	-	-	-
Loss on disposal of property and equipment	431	0.1	1,213	173	0.4	4,147	0.3	6,470	925	0.5
Loss of the debt extinguishment	-	-	73,078	10,450	23.7	10,657	0.8	73,078	10,450	5.6
Changes in fair value of Deferred Contingent consideration	-	-	-	-	-	16,941	1.2	-	-	-
Changes in fair value of convertible notes	17,413	5.2	31,493	4,503	10.2	65,874	4.7	30,627	4,380	2.3
Adjusted Net loss	(97,960)	(29.5)	(75,733)	(10,831)	(24.7)	(281,993)	(20.3)	(238,635)	(34,123)	(18.1)

E. Adjusted basic and diluted net loss per Ordinary Share

	For the three months ended December 31,					For the year ended December 31,
	2024		2025			2024		2025
	RMB	Unadjusted and Adjusted Basic and diluted loss per Ordinary Share	RMB	US$	Unadjusted and Adjusted Basic and diluted loss per Ordinary Share	RMB	Unadjusted and Adjusted Basic and diluted loss per Ordinary Share	RMB	US$	Unadjusted and Adjusted Basic and diluted loss per Ordinary Share
Net income/(loss) attributable to shareholders of the Company	(131,558)	(4.05)	(228,120)	(32,621)	(1.00)	(412,081)	(12.70)	(434,490)	(62,131)	(1.91)
Add:
Net income/(loss) from discontinuing operations to shareholders of the Company	6,485	0.20-	-	0.00	51,444	1.59	-	-	-

Net loss from continuing operations to shareholders of the Company	(138,043)	(4.25)	(228,120)	(32,621)	(1.00)	(463,525)	(14.29)	(434,490)	(62,131)	(1.90)
Adjusted for:
Share-based compensation expenses	(741)	(0.02)	438	63	-	519	0.02	2,829	405	0.01
Professional fees related to financing programs	-	-	15,232	2,178	0.07	10,464	0.32	16,239	2,322	0.07
Impairment losses of long-lived assets	15,901	0.49	31,232	4,466	0.14	56,287	1.73	60,320	8,626	0.27
Impairment losses of rental deposits	-	-	(1,235)	(177)	(0.01)	2,457	0.08	7,615	1,089	0.03
One-off expense of store closure	7,909	0.24	-	-	-	11,090	0.34	-	-	-
Loss on disposal of property and equipment	431	0.01	1,213	173	0.01	4,147	0.13	6,470	925	0.03
Loss of the debt extinguishment	-	-	73,078	10,450	0.32	10,657	0.33	73,078	10,450	0.32
Changes in fair value of Deferred Contingent consideration	-	-	-	-	-	16,941	0.52	-	-	-
Changes in fair value of convertible notes	17,413	0.54	31,493	4,503	0.13	65,874	2.03	30,627	4,380	0.13
Adjusted Net loss attributable to shareholders of the Company	(97,130)	(2.99)	(76,669)	(10,965)	(0.34)	(285,089)	(8.79)	(237,312)	(33,934)	(1.04)
Weighted average shares outstanding used in calculating basic and diluted loss per share	32,494,265	N/A	32,519,377	32,519,377	N/A	32,444,772	N/A	32,519,377	32,519,377	N/A
Adjusted basic and diluted net loss per Ordinary Share	(2.99)		(2.36)	(0.34)		(8.79)		(7.30)	(1.04)